Exhibit 99.2

Infosys Technologies Limited – Financial Release March 31, 2003	Indian GAAP Press Release

Infosys meets guidance for 2002-03 despite challenging environment

Bangalore, India – April 10, 2003

Highlights

Results for the quarter ended March 31, 2003

•	Income from software development services and products was Rs. 1,019.85 crore for the fourth quarter ended March 31, 2003, an increase of 49.95% over comparable income of the corresponding quarter in the previous year

•	Earnings per share from ordinary activities increased to Rs. 39.10 from Rs. 31.78 for the corresponding quarter in the previous year, an increase of 23.03%

•	28 new clients were added during the quarter

•	Final dividend of Rs. 14.50 per share (290% on par value of Rs. 5 per share) recommended

Results for the year ended March 31, 2003

•	Income from software development services and products was Rs. 3,622.69 crore for the year ended March 31, 2003, as compared to Rs. 2,603.59 crore for the previous year, an increase of 39.14%

•	Earnings per share from ordinary activities increased to Rs. 144.68 from Rs. 122.12 for the previous year, an increase of 18.47%

Outlook for the quarter ending June 30, 2003*

Infosys non-consolidated

•	Income from software development services and products is projected to be between Rs. 1,033 and Rs. 1,043 crore

•	Earnings per share is expected to be between Rs. 38.60 and Rs. 38.80

Progeon

•	Income from business process management and transitioning services is projected to be between Rs. 9.48 and Rs. 10.40 crore

Infosys consolidated

•	Income is projected to be between Rs. 1,043 and Rs. 1,054 crore

•	Earnings per share is expected to be between Rs. 38.70 and Rs. 38.90

Outlook for the fiscal year ending March 31, 2004*

Infosys non-consolidated

•	Income from software development services and products is projected to be between Rs. 4,408 Rs. 4,479 crore

•	Earnings per share is expected to be between Rs. 161 and Rs. 163

Progeon

•	Income from business process management and transitioning services is projected to be between Rs. 76 and Rs. 85 crore

Infosys consolidated

•	Income is projected to be between Rs. 4,484 crore and Rs. 4,565 crore

•	Earnings per share is expected to be between Rs. 162 and Rs. 164
*	conversion 1 US$ = Rs. 47.40

Infosys Technologies Limited – Financial Release March 31, 2003	Indian GAAP Press Release

Results for the quarter ended March 31, 2003

The audited financial results, according to Indian GAAP, for the quarter ended March 31, 2003 were taken on record by the Board at its meeting held on April 10, 2003.

The profit and loss account is summarised below:	(in Rs. crore except per share data)

				Quarter ended	Growth % in Q4
	Quarter ended March 31,			December 31,	FY 2003 over Q3
Particulars	2003	2002	Growth%	2002	FY 2003

INCOME
Software services and products
Overseas	990.57	669.54	47.95	945.15	4.80
Domestic	29.28	10.60	176.23	13.46	117.53

TOTAL INCOME	1,019.85	680.14	49.95	958.64	6.39

SOFTWARE DEVELOPMENT
EXPENSES	529.80	322.81	64.12	481.62	10.00

GROSS PROFIT	490.05	357.33	37.14	477.02	2.73
Selling and marketing expenses	68.96	35.83	92.46	73.60	(6.30)
General and administration expenses	80.72	50.75	59.05	69.93	15.43

OPERATING PROFIT (EBIDTA)	340.37	270.75	25.71	333.49	2.06
Interest	—	—	—	—	—
Depreciation and amortization	52.75	44.82	17.69	49.48	6.61

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	287.62	225.93	27.30	284.01	1.27
Other income	27.38	23.33	17.36	29.80	(8.12)

PROFIT BEFORE TAX	315.00	249.26	26.37	313.81	0.38
Provision for taxation	56.00	38.93	43.85	57.50	(2.61)

PROFIT AFTER TAX	259.00	210.33	23.14	256.31	1.05

EARNINGS PER SHARE
(equity shares, par value Rs.5/- each)
Basic	39.10	31.78	23.03	38.70	1.03
Diluted	38.59	31.37	23.02	38.22	0.97

Infosys Technologies Limited – Financial Release March 31, 2003	Indian GAAP Press Release

Results for the year ended March 31, 2003

The audited financial results, according to Indian GAAP, for the year ended March 31, 2003 were taken on record by the Board at its meeting held on April 10, 2003.

The profit and loss account is summarised below:	(in Rs. crore except per share data)

	Year ended March 31,

Particulars	2003	2002	Growth%

INCOME
Software services and products
Overseas	3,543.51	2,552.47	38.83
Domestic	79.18	51.12	54.89

TOTAL INCOME	3,622.69	2,603.59	39.14

SOFTWARE DEVELOPMENT EXPENSES	1,813.30	1,224.82	48.05

GROSS PROFIT	1,809.39	1,378.77	31.23
Selling and marketing expenses	266.98	129.79	105.70
General and administration expenses	270.37	211.35	27.93

	537.35	341.14	57.52
OPERATING PROFIT (EBIDTA)	1,272.04	1,037.63	22.59
Interest		—	—
Depreciation and amortization	188.95	160.65	17.62

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	1,083.09	876.98	23.50
Other income	99.61	66.41	49.99
Provision for investment	23.77	—	—

PROFIT BEFORE TAX	1,158.93	943.39	22.85
Provision for taxation	201.00	135.43	48.42

PROFIT AFTER TAX	957.93	807.96	18.56

EARNINGS PER SHARE
(equity shares, par value Rs.5/- each)
Basic	144.68	122.12	18.47
Diluted	143.37	121.37	18.13

Business outlook

“Fiscal 2003 was a challenging year for the Indian software industry,” said Nandan M. Nilekani, CEO, President and Managing Director. “The Global Delivery Model has become mainstream as offshore outsourcing gains momentum. However, the uncertainties relating to the US economy continues to have an impact on the industry growth.”

The company’s guidance for the quarter ending June 30, 2003 and the fiscal year ending March 31, 2004, under Indian GAAP and US GAAP, is as follows:

Under Indian GAAP

Outlook for the quarter ending June 30, 2003*

Infosys non-consolidated

•	Income from software development services and products is projected to be between Rs. 1,033 and Rs. 1,043 crore

•	Earnings per share is expected to be between Rs. 38.60 and Rs. 38.80

Progeon

•	Income from business process management and transitioning services is projected to be between Rs. 9.48 and Rs. 10.40 crore

Infosys consolidated

•	Income is projected to be between Rs. 1,043 and Rs. 1,054 crore

•	Earnings per share is expected to be between Rs. 38.70 and Rs. 38.90

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

Outlook for the fiscal year ending March 31, 2004*

Infosys non-consolidated

•	Income from software development services and products is projected to be between Rs. 4,408 Rs. 4,479 crore

•	Earnings per share is expected to be between Rs. 161 and Rs. 163

Progeon

•	Income from business process management and transitioning services is projected to be between Rs. 76 and Rs. 85 crore

Infosys consolidated

•	Income is projected to be between Rs. 4,484, crore and Rs. 4,565 crore

•	Earnings per share is expected to be between Rs. 162 and Rs. 164

*	conversion 1 US$ = Rs. 47.40

Under US GAAP

Quarter ending June 30, 2003

–	Consolidated net revenues projected to be in the range of $220 million to $222 million

–	Consolidated earnings per American Depositary Share expected to be in the range of $0.40 to $0.41

Fiscal year ending March 31, 2004

–	Consolidated net revenues projected to be in the range of $946 million to $963 million

–	Consolidated earnings per American Depositary Share expected to be in the range of $1.70 to $1.73

“Our growth was made possible by the hard work and dedication of all Infoscions,” said S. Gopalakrishnan, Member of the Board and COO. “The employee addition has been quite strong during the year. We have moved to a role-based organization and have increased the salaries of our employees for the next year. In addition, we have taken further steps to align compensation to their job roles and their performance.”

Dividend declaration

The Board of Directors recommended a final dividend of Rs. 14.50 per share (290% on par value of Rs. 5 per share) for fiscal 2003, amounting to Rs. 96.05 crore. Including the interim dividend of Rs. 12.50 per share (250% on par value of Rs. 5 per share) amounting to Rs. 82.76 crore, the total dividend recommended for the year is Rs. 27.00 per share (540% on par value of Rs. 5 per share), amounting to Rs. 178.81crore.

As per the Finance Bill, 2003, dividend paid after March 31, 2003 is free of taxation in the hands of shareholders. This is subject to the Finance Bill being enacted by Parliament.

Operations

The utilization rate including trainees was 77.80% for the quarter as compared to 76.10% for the quarter ended December 31, 2002 and 72.40% for the quarter ended March 31, 2002. The utilization rate excluding trainees was 82.10% for the quarter as compared to 82.20% for the quarter ended December 31, 2002 and 72.90% for the quarter ended March 31, 2002.

The utilization rate including trainees was 77.60% for the year as compared to 70.10% for the year ended March 31, 2002. The utilization rate excluding trainees was 82.20% for the year as compared to 72.90% for the year ended March 31, 2002.

“The pricing pressure continues. The decline in blended revenue productivity has been partly offset by improved utilization,” said S. D. Shibulal, Member of the Board and Head – Customer Delivery.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

Billing rates

Software revenues in US dollar terms grew by 7.7% for the quarter as compared to the quarter ended December 31, 2002. Revenue growth comprised volume growth of 12.8 % offset by a price decline of 5.1%, as compared to the quarter ended December 31, 2002.

Expansion of services and significant projects

Infosys continued to partner Global 2000 and other established corporations to transform their business through innovative application of technology. This has helped the company grow even in challenging economic conditions. Further, there continues to be an increased interest in offshore outsourcing. This has worked to Infosys’ advantage. In fact, the company has added 28 clients to its portfolio.

Infosys continued to strengthen its presence in the financial services industry with new client and project wins. The company completed the launch of a new client account analysis and reporting tool for one of the largest private banking businesses in the world. In addition, the North American subsidiary of a global insurance brokerage engaged Infosys for developing IT solutions in the policy management and premium accounting functions.

Infosys and Microsoft worked together with a leading telecom company in the Asia Pacific region for developing a ‘proof of concept’ using the .NET platform for its ‘Next Generation OSS’ system. Nextel Partners Inc., a leading provider of digital wireless communications services, has selected Infosys for testing its upcoming billing system software. In Europe, Infosys extended its customer base in the telecom space with the addition of TeliaSonera, a leading telecommunication services provider.

In the electronics and engineering space, Infosys has started working with a world leader in high-performance signal processing solutions on an IT outsourcing engagement. Further, Infosys was selected by a leading distributor of passive, interconnect and electromechanical components, to define the IT architecture for a key business transformation initiative.

In the manufacturing space, Infosys delivered a consolidation strategy and sourcing plan for the IT architecture support groups of a leading global automotive company. Infosys also worked with easyCar, a car rental company, to ensure the performance, scalability and availability of its on-line booking and operations website as well as to provide enhanced functionality. Further, in the retail industry, prestigious new clients include a global multi-channel retailer.

Infosys continued to make progress in the life sciences and pharmaceutical markets. Client wins include a global leader in contract research, an European biotechnology leader, and an emerging India-based global pharmaceutical company. Further, Infosys is working with the US division of a global pharmaceutical leader on a performance management dashboard for their senior executives.

“Clients are consolidating their external spend with a few key partners. In this context, companies with a strong track record stand to gain,” said Basab Pradhan, Head – Worldwide Sales and Senior Vice President. “During the quarter, there were some cancellations of visits by clients and prospects due to the Iraq war and the SARS scare.”

Banking Products

     Infosys’ Banking Business Unit continued to expand its presence, within India and outside, during the last quarter. Canara Bank signed up with Infosys for the use of FINACLETM eChannels – the powerful consumer e-banking solution, and for FINACLETM eCorporate – the comprehensive online corporate banking solution from Infosys. A leading private sector bank headquartered in Mumbai signed up for FINACLETM Core Banking. Further, the Union Bank of India, a leading public sector bank in India, went live with FINACLETM Core Banking across several branches. In addition, Bank of Bahrain and Kuwait, India, a leading international bank, also went live with FINACLETM Core Banking during the quarter.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

Progeon Limited

Progeon Limited (“Progeon”) added one client during the quarter and generated revenues of Rs. 20.85 crore. The net addition to employees during the quarter was 113 and the employee strength as on March 31, 2003 was 539.

The consolidated financial results including the financial results of Progeon Limited, according to Indian GAAP, for the quarter ended March 31, 2003 are attached to this release.

Liquidity and capital expenditure

Cash and cash equivalents increased by Rs. 206.30 crore during the quarter, from Rs. 1,432.21 crore to Rs. 1,638.51 crore, after incurring capital expenditure of Rs. 70.60 crore. Operating cash flows for the quarter ended March 31, 2003 were Rs. 251.75 crore (Rs. 172.89 crore for the quarter ended March 31, 2002). The company spent Rs. 70.60 crore on capital expenditure during the quarter as compared to Rs. 38.18 crore during the quarter ended March 31, 2002. Despite this, the free cash flows for the quarter ended March 31, 2003 were Rs. 206.30 crore (Rs. 160.61 crore for the quarter ended March 31, 2002).

“The weak economic environment, coupled with the pressure on billing rates and a stronger rupee, has exerted tremendous pressure on the margins,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We are proactively managing costs to meet margin challenges. We are delighted to have a strong cash position.”

Senior management changes

The Board of Directors, at its meeting held on April 10, 2003, co-opted Mr. Sridar Iyengar as an Additional Director of the company with immediate effect. Mr. Sridar Iyengar will hold office up to the date of the next Annual General Meeting, when his appointment as a director will be placed for the approval of the members in the meeting. Mr. Sridar Iyengar is the President of TiE (The Indus Entrepreneurs) in Silicon Valley. Previously he was the Partner-in-Charge of KPMG’s Emerging Business Practice. He has had a number of leadership roles within KPMG’s global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG’s regions – Europe, America and Asia Pacific – as well as in all four of KPMG’s functional disciplines – assurance, tax, consulting and financial advisory services.

Welcoming Mr Sridar Iyengar, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor said, “Mr Sridar Iyengar is a financial expert and brings with him multidimensional expertise. We welcome him to the Infosys Board and feel that his presence will add to the quality of debate and decision-making at the Board.”

Prof. Jitendra Vir Singh, has tendered his resignation from the Board as an external director effective from April 12, 2003.

Bidding adieu to Prof. Jitendra Vir Singh, Mr. N. R. Narayana Murthy Chairman and Chief Mentor said, “Prof. Jitendra Vir Singh has made significant contributions to the company on strategic matters. The Infosys family is grateful to him for his contributions.”

Human resources

Infosys increased its total employee strength to 15,356 as on March 31, 2003, up from 14,058 as on December 31, 2002. The number of software professionals as on March 31, 2003 increased to 14,001 from 12,801 as on December 31, 2002. Of these 14,001 software professionals, 572 belong to the Banking Business Unit.

The net addition to employees during the quarter was 1,298 as compared to 948 during the quarter ended December 31, 2002. Gross addition to employees during the quarter was 1,539, of which 363 were lateral employees.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

The net addition to employees during the year was 4,618 as compared to 907 during the year ended March 31, 2002. Gross addition to employees during the year was 5,509 of which 1,127 were lateral employees.

Infrastructure development

Bangalore

Two more wings of a Software Development Block were completed and leased to Progeon Limited. A Software Development Block with a capacity of 950 personnel is in the advanced stage of completion and work is in progress for another Software Development Block with a capacity for 1,050 personnel.

As on March 31, 2003, Infosys City had a built up area of 13,46,600 sq.ft. capable of accommodating 6,340 professionals with 536 more seats to be activated for Progeon.

Pune

The Employee Care Center with a built up area of 55,000 sq.ft. was completed. Interior work is under progress for the Customer Care Center that has a built up area of 85,000 sq.ft capable of accommodating 350 professionals. Currently, the campus has a built up area of 5,03,000 sq.ft. with a capacity for 2,880 seats.

Chennai

One more Software Development Bock with a built-up area of 75,000 sq.ft. capable of accommodating 495 professionals was completed. Work is in progress for accommodating the balance 165 seats. Interior work is under progress for the Customer Care Center which has a built-up area of 75,000 sq.ft. capable of accommodating 250 personnel. Currently, the campus has a built up area of 3,45,700 sq.ft. with a capacity for 2,400 seats.

Hyderabad

One more Software Development Block capable of accommodating 965 personnel, and food court were completed. Currently, the campus has a built up area of 3,17,000 sq.ft. with a capacity for 1,645 seats.

As on March 31, 2003, the company had a built up area of 34,31,350 sq.ft. capable of accommodating 16,970 professionals and 4,07,400 sq.ft. under completion capable of accommodating 3,300 professionals.

Mauritius

Office space of 27,000 sq. ft. has been leased in Mauritius for a Disaster Recovery Centre. Interior work is under progress. The company has also leased 25 acres of land from the Government of Mauritius and the possession of the land has been completed.

About the company

Infosys, a world leader in consulting and information technology services, partners with Global 2000 companies to provide business consulting, systems integration, application development and product engineering services. Through these services, Infosys enables its clients to fully exploit technology for business transformation. Clients leverage Infosys’ Global Delivery Model to achieve higher quality, rapid time-to-market and cost-effective solutions. For more information, contact V. Balakrishnan at +91 (80) 852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 and quarterly report on Form 6-K for the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Balance Sheet as at	March 31, 2003	March 31, 2002

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.12	33.09
Reserves and surplus	2,827.53	2,047.22

	2,860.65	2,080.31

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,273.31	960.60
Less: Depreciation and amortization	577.15	393.03

Net book value	696.16	567.57
Add: Capital work-in-progress	76.56	150.67

	772.72	718.24
INVESTMENTS	33.20	44.44
DEFERRED TAX ASSETS	36.81	24.22
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	512.14	336.73
Cash and bank balances	1,336.23	772.22
Loans and advances	872.78	643.87

	2,721.15	1,752.82
Less: Current liabilities	315.25	126.11
Provisions	387.98	333.30

NET CURRENT ASSETS	2,017.92	1,293.41

	2,860.65	2,080.31

NOTE: The audited Balance Sheet as at March 31, 2003 has been taken on record at the Board meeting held on April 10, 2003.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

					(in Rs. Crore)
	Quarter ended March 31,		Half-year ended March 31,		Year ended March 31,
Profit and Loss Account for the	2003	2002	2003	2002	2003	2002

INCOME
Software services and products
Overseas	990.57	669.54	1,935.75	1,317.90	3,543.51	2,552.47
Domestic	29.28	10.60	42.74	23.04	79.18	51.12

	1,019.85	680.14	1,978.49	1,340.94	3,622.69	2,603.59
SOFTWARE DEVELOPMENT EXPENSES	529.80	322.81	1,011.42	632.31	1,813.30	1,224.82

GROSS PROFIT	490.05	357.33	967.07	708.63	1809.39	1,378.77
Selling and marketing expenses	68.96	35.83	142.56	68.68	266.98	129.79
General and administration expenses	80.72	50.75	150.65	101.75	270.37	211.35

	149.68	86.58	293.21	170.43	537.35	341.14
OPERATING PROFIT (EBIDTA)	340.37	270.75	673.86	538.20	1,272.04	1,037.63
Interest	—	—	—	—	—
Depreciation	52.75	44.82	102.23	86.16	188.95	160.65

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTISATION	287.62	225.93	571.63	452.04	1,083.09	876.98
Other income	27.38	23.33	57.18	38.26	99.61	66.41
Provision for investment	—	—	—	23.77	—	—

PROFIT BEFORE TAX	315.00	249.26	628.81	490.30	1,158.93	943.39
Provision for taxation	56.00	38.93	113.50	73.93	201.00	135.43

PROFIT AFTER TAX	259.00	210.33	515.31	416.37	957.93	807.96

AMOUNT AVAILABLE FOR APPROPRIATION	259.00	210.33	515.31	416.37	957.93	807.96

DIVIDEND
Interim	—	—	—	—	82.76	49.63
Final (Proposed, subject to deduction of tax at source)	96.05	82.73	96.05	82.73	96.05	82.73
Dividend Tax	12.30	—	12.30	—	12.30	5.06
Amount transferred — general reserve	150.65	127.60	406.96	333.64	766.82	670.54
Balance in Profit and Loss Account						—

	259.00	210.33	515.31	416.37	957.93	807.96

EARNINGS PER SHARE
(Equity shares, par value Rs.5/- each)
Basic	39.10	31.78	77.81	62.92	144.68	122.12
Diluted	38.59	31.37	76.81	62.39	143.37	121.37
Number of shares used in computing earnings per share
Basic	6,62,35,431	6,61,73,729	6,62,28,504	6,61,69,054	6,62,11,068	6,61,62,274
Diluted	6,71,13,225	6,70,42,627	6,70,86,367	6,67,35,273	6,68,16,821	6,65,67,575

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

Segmental revenue analysis – by geographical area

	Three months ended March 31, 2003		Three months ended March 31, 2002

	in Rs. crore	% to total	in Rs. crore	% to total

North America	728.45	71.43	481.00	70.72
Europe	191.43	18.77	134.17	19.73
India	29.28	2.87	10.59	1.56
Rest of the world	70.69	6.93	54.38	7.99

TOTAL	1,019.85	100.00	680.14	100.00

	Year ended March 31, 2003		Year ended March 31, 2002

	in Rs. crore	% to total	in Rs. crore	% to total

North America	2,637.51	72.81	1,854.10	71.21
Europe	641.58	17.71	506.84	19.47
India	79.18	2.19	51.12	1.96
Rest of the world	264.42	7.29	191.53	7.36

TOTAL	3.622.69	100.00	2,603.59	100.00

Segmental revenue analysis – by industry

	Three months ended March 31, 2003		Three months ended March 31, 2002

	in Rs. crore	% to total	in Rs. crore	% to total

Financial services	373.68	36.64	253.75	37.31
Manufacturing	155.48	15.25	116.95	17.20
Telecom	164.00	16.08	105.05	15.45
Retail	113.95	11.17	87.77	12.90
Others	212.74	20.86	116.62	17.14

TOTAL	1,019.85	100.00	680.14	100.00

	Year ended March 31, 2003		Year ended March 31, 2002

	in Rs. Crore	% to total	in Rs. crore	% to total

Financial services	1,355.94	37.44	953.98	36.64
Manufacturing	597.84	16.50	445.94	17.12
Telecom	543.19	14.99	406.79	15.62
Retail	414.54	11.44	320.40	12.31
Others	711.18	19.63	476.48	18.31

TOTAL	3,622.69	100.00	2,603.59	100.00

Reconciliation of accounts as per Indian GAAP and US GAAP

		(in Rs. Crore)
	Three months ended March	Year ended March 31,
	31, 2003	2003

Net Profit as per Indian GAAP	259.0	957.9
Amortization of deferred stock compensation	(5.2)	(23.2)
Deferred Taxes	(0.9)	(0.9)
Gain on forward foreign exchange contracts	(0.9)	2.4
Net provision for investments	—	9.1
Profit / (loss) from Progeon Limited	0.9	(3.1)

Consolidated Net income as per US GAAP	252.9	942.2

Reasons for differences in net income as per Indian GAAP and US GAAP

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, being the difference between the exercise price and the fair value as determined by the quoted market prices of the common stock on the grant date. In complying with this requirement, Infosys has charged to revenue under US GAAP an amount of Rs. 5.2 crore and Rs. 23.2 crore for the quarter and year ended March 31, 2003, respectively, as deferred stock compensation.

Profit / (Loss) in subsidiary

Under US GAAP, consolidation of all majority owned subsidiaries is mandatory. Consequently, the profits in Progeon, the company’s subsidiary, amounting to Rs.0.9 crore and losses of Rs. 3.1 crore were recorded in the US GAAP financial statements for the quarter and year ended March 31, 2003 respectively.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

Gain on forward exchange contracts

Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract. Whereas, under the US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement.

Net provision for investments

Under Indian GAAP, recognition of unrealized gains on intellectual property rights is permitted. Consequently, an amount of Rs. 9.1 crore was recognized during the year ended March 31, 2001. Provision has been made for this investment under Indian GAAP during the quarter ended September 30, 2002.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARY

Consolidated Balance Sheet as at	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.12
Reserves and surplus	2,824.37
Preference shares issued by subsidiary	49.00

2,906.49

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,279.04
Less: Depreciation and amortization	578.54

Net book value	700.50
Add: Capital work-in-progress	77.39

777.89
INVESTMENTS	20.95
DEFERRED TAX ASSETS	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	518.65
Cash and bank balances	1,346.54
Loans and advances	913.46

2,778.65
Less: Current liabilities	319.60
Provisions	388.21

NET CURRENT ASSETS	2,070.84

2,906.49

1.     Progeon Limited, a subsidiary of Infosys Technologies Limited, was incorporated in the quarter ended June 30, 2002 and has prepared its financial statements from April 03, 2002 (the date of incorporation) to March 31, 2003, which have been consolidated.

2.     Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. This being the first year of presentation of consolidated financial statements in line with the Accounting Standards, figures for the prior period have not been provided as they are unconsolidated and, therefore, do not permit meaningful comparison. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and Progeon Limited (“Progeon” or “subsidiary”) have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared applying uniform accounting polices used in Infosys and Progeon.

Infosys Technologies Limited — Financial Release March 31, 2003	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARY

(in Rs. crore, except per share data)
Year Ended
Consolidated Profit and Loss Account for the	March 31, 2003

INCOME – Software services, products and business process management
Overseas	3,564.36
Domestic	75.62

3,639.98
Software development and business process management expenses	1,822.96

GROSS PROFIT	1,817.02
SELLING AND MARKETING EXPENSES	271.73
GENERAL AND ADMINISTRATION EXPENSES	275.67

547.40
OPERATING PROFIT (EBIDTA)	1,269.62
Interest	—
Depreciation and amortization	190.34

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	1,079.28
Other income	100.26
Provision for investments	23.77

NET PROFIT BEFORE TAX	1,155.77

Provision for taxation	201.00

NET PROFIT AFTER TAX	954.77

AMOUNT AVAILABLE FOR APPROPRIATION	954.77

Dividend
Interim	82.76
Final (proposed)	96.05
Dividend Tax	12.30
Amount transferred – to General Reserve	763.66

954.77

EARNINGS PER SHARE
(Equity shares, par value Rs.5/- each)
Basic	144.20
Diluted	142.89
Number of shares used in computing earnings per share
Basic	66,211,068
Diluted	66,816,821